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SECURITI[ES AND EXCHANGE COMMI]SSION

04016441

SEC MAIL RECEIVED PROCESSING SECTION MAR 05 2004 WASH. D.C. 181

SEC FILE NUMBER
8 – 49384

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

AVALON PARTNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 BROAD STREET, – SUITE 3403
(No. And Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VINCENT AU 212-994-9550
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

PB 3/31

OATH OR AFFIRMATION

I, VINCENT AU, swear (or affirm) that, to t. best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVALON PARTNERS, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

MICHAEL H. FERENCE
Notary Public, State of New York
No. 02FE5067379
Qualified in New York County
Certificate Filed in New York County
Commission Expires October 15, ~~19~~ 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

AVALON PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Avalon Partners, Inc.:

We have audited the accompanying statement of financial condition of Avalon Partners, Inc. (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Avalon Partners, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 13, 2004

AVALON PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 369,758
Due from brokers	146,909
Due from related parties	208,314
Commission receivable	210,663
Employee advances	17,558
Securities owned, at market value	190
Security deposits	70,000
Property and equipment, (net of accumulated depreciation of $27,097)	51,898
Prepaid expenses	21,508
TOTAL ASSETS	$ 1,096,798

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Loans payable	$ 241,700
Accrued expenses and accounts payable	348,952
TOTAL LIABILITIES	590,652
STOCKHOLDERS' EQUITY:	
Common stock – no par value, 200 shares authorized, 100 shares issued and outstanding	100
Additional paid – in capital	699,098
Earnings deficit	(193,052)
Total stockholders' equity	506,146
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,096,798

The accompanying notes are an integral part of this financial statement.

AVALON PARTNERS, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Avalon Partners, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Securities Investor Protection Corporation (SIPC) and the National Association of Securities Dealers, Inc. (NASD).

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions

Customers' securities transaction, commission income, commission expense and related clearing expenses are reported on a settlement date basis. There are no significant differences between settlement and trade date commissions.

Income Taxes

The Company is considered a taxable entity and as a result files Federal, New York State and New York City income tax returns and has accrued for the applicable taxes for 2003.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising

Advertising costs are expensed as incurred and included in other expenses.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 consisted of the following:

Computer equipment	$ 36,449
Furniture and fixtures	35,546
Telephone equipment	7,000
Total Fixed Assets, at cost	78,995
Less: accumulated depreciation	27,097
Net Fixed Assets	$ 51,898

NOTE 4. DUE FROM RELATED PARTIES

At December 31, 2003, there was a balance due from an officer in the amount of $208,314, which bears no interest, and is to be repaid at the discretion of the officer.

NOTE 5. LOANS PAYABLE

Loans payable consists of two loans from the U.S. Small Business Administration. The loans originated in October 2002 and are to be repaid in the amount of $1,049 per month commencing 25 months from the date of the promissory note. Each payment will be applied first to interest that has accrued to that date at the rate of 4% per annum and then to the principal. Interest will start to accrue 24 months from the date of the promissory note.

NOTE 5. LOANS PAYABLE (continued)

The loans, which are due October 2032, are guaranteed personally by the president, Vincent Au, and are collateralized by a security interest in the Company's furniture, fixtures and equipment now owned or subsequently purchased in whole or in part from the proceeds of these loans.

NOTE 6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company's activities involve the introduction of transactions on a fully disclosed basis with Legg Mason ("clearing broker") on behalf of customers. Through contractual agreement with the clearing broker, the Company is liable in the event the customers are unable to fulfill their contracted obligations with the clearing broker.

The customers' activities are transacted on either a cash or margin basis through the facilities of the clearing broker. In margin transactions, the clearing broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker executes and clears customers' transactions involving the sale of securities that are not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the clearing broker. The Company may then be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the clearing brokers' internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 7. LEASES

The Company signed a 10 year lease commencing on October 1, 2002. Future minimum lease payments required under the lease agreement are as follows:

2004	$ 155,556
2005	155,556
2006	159,877
2007	172,840
Thereafter	648,150
Total	$ 1,291,979

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31 2003, the Company had net capital of $136,773, which was $97,396 in excess of its required net capital of $39,377.